Exhibit 99.1

Borr Drilling Limited – Q2 2026 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s financial results for the three and six months ended June 30, 2026 to be held on the webcast/conference call at 09:00 New York time (15:00 CEST) on Wednesday, August 12, 2026.

In order to listen to the presentation, participants may do one of the following:

a) Webcast
To access the webcast, please go to the following link: https://edge.media-server.com/mmc/p/69yr7kfu

b) Conference Call
Please use this link to register for the conference call: https://register-conf.media-server.com/register/BI9a8feba2bec24305a13e1ae81e2cf8eb

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay Stream:
After the live call, a replay of the webcast will be made available via the following link: https://edge.media-server.com/mmc/p/69yr7kfu

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com